Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco raises R$1 billion in Green Instrument with IFC Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that it has raised R$1 billion in green instrument denominated Letras Financeiras Verde in the local market with the Finance Corporation (IFC), member of the World Bank Group. It is Itaú’s first Letra Financeira Verde issuance and the first time IFC uses this instrument in Brazil. The funds will be used to support the financing of electric, hybrid and multifuel vehicles, aiming at fostering the low-carbon economy and boosting the segment of low-GHG-emission vehicles in Brazil. This funding strengthens Itaú‘s commitment to supporting the climate transition of its clients and promoting a more sustainable economy. From August 2019 to December 2021, R$ 170 billion was allocated in funding for positive impact sectors, ESG products and operations. The goal is to reach R$ 400 billion by 2025. At the end of 2021, Itaú signed up to the Net-Zero Banking Alliance (NZBA), a global agreement led by the United Nations (UN), through which it commits to reduce its emissions by 50% by 2030 and to become carbon neutral by 2050. São Paulo (SP), April 13, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence